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FOR IMMEDIATE RELEASE


                                        Contact:  Thomas Kiraly
                                                  Executive Vice President &
                                                  Chief Financial Officer
                                                  (214) 905-2370


BRC RECEIVES ACQUISITION PROPOSAL FROM MATADOR

Dallas, Texas, December 4, 1998 -- BRC Holdings, Inc. (Nasdaq: BRCP) ("BRC") said today it has received a proposal from Matador Capital Management to acquire all of the outstanding common stock of BRC. Matador proposed, subject to due-diligence, execution of definitive documentation and the completion of unspecified financing, to acquire the Company's common stock at $21 per share. In its correspondence to BRC, Matador did not specify the structure or timing of its proposed transaction. BRC's Board of Directors will give prompt consideration to the proposal.

BRC, based in Dallas, Texas, is an information technology services firm with thirty years experience in providing consulting, project management, technical support and systems services that enable its clients to achieve their strategic and operational objectives. BRC specializes in information technology outsourcing, consulting, information systems and document management. BRC is ITAA*2000 certified. For more information about BRC, visit the Company's web site at www.brcp.com.